      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 22, 2003
                                                     1933 ACT FILE NO. _________
                                                   1940 ACT FILE NO. 811 - 03763

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                            REGISTRATION STATEMENT ON
                                    FORM S-6

                                   ----------

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.      EXACT NAME OF TRUST: CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 156

B.      NAME OF DEPOSITOR: CLAYMORE SECURITIES, INC.

C.      COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                              210 North Hale Street
                             Wheaton, Illinois 60187

D.      NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                      Copies to:

  NICHOLAS DALMASO, ESQ.                                ERIC F. FESS
  Executive Vice President and General Counsel
  Claymore Securities, Inc.                             Chapman and Cutler LLP
  210 North Hale Street                                 111 West Monroe Street
  Wheaton, Illinois 60187                               Chicago, Illinois 60603
  (630) 784-6300                                        (312) 845-3000

        It is proposed that this filing will become effective (check appropriate box)

/ /     immediately upon filing pursuant to paragraph (b)

/ /     on (date) pursuant to paragraph (b)

/ /     60 days after filing pursuant to paragraph (a)

/ /     on (date) pursuant to paragraph (a) of rule 485 or 486

/ / This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. TITLE OF SECURITIES BEING REGISTERED: Units of fractional undivided beneficial interest.

F.      APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: As soon as practicable after the effective date of
                                                   the Registration Statement.

/ /     Check box if it is proposed that this filing will become effective on
        (date) at (time) pursuant to Rule 487.

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             PRELIMINARY PROSPECTUS
                              DATED JULY 22, 2003
                             SUBJECT TO COMPLETION

               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 156
                            REIT PORTFOLIO, SERIES 1

                                [CLAYMORE LOGO]

                     PROSPECTUS PART A DATED         , 2003

  A DIVERSIFIED PORTFOLIO SEEKING TO PROVIDE HIGH CURRENT INCOME BY INVESTING
                  PRIMARILY IN REAL ESTATE INVESTMENT TRUSTS.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.

 INVESTMENT SUMMARY
--------------------------------------------------------------------------------

                                    OVERVIEW

   Claymore Securities Defined Portfolios, Series 156 is a unit investment trust that consists of the REIT Portfolio, Series 1 (the "TRUST"). The trust seeks to provide high current income by investing in common stocks of Real Estate Investment Trusts ("REITs"). Claymore Securities, Inc. ("CLAYMORE" or the "SPONSOR") serves as the sponsor of the trust.

   The trust is scheduled to terminate in approximately     years.

                              INVESTMENT OBJECTIVE

   The trust seeks to provide high current income.

                         PRINCIPAL INVESTMENT STRATEGY

   The trust consists of a portfolio of REITs that are diversified among different types of properties and geographic regions. (the "SECURITIES").

                               SECURITY SELECTION

   For the trust, the sponsor has selected REITs believed to have the best potential for high current income. The sponsor believes that an investment in a portfolio of REITs offers investors an opportunity to participate in the real estate markets with increased diversification and liquidity.
   A REIT is a company that buys, develops, and/or manages income-producing real estate such as apartments, shopping centers, offices and warehouses. In short, a REIT is a corporation that pools the capital of many investors to purchase one or more forms of real estate.

   The trust invests in a number of these REITs, offering diversification among different types of properties as well as regional diversification. This type of diversification may help to reduce some of the fluctuations in the real estate market as a result of economic downturns or changes in supply and demand in a specific region or type of property.

   REITs are currently required to distribute a majority of their income annually as dividends to shareholders. Historically, this has made REITs a great source of steady income for investors who do not wish to manage the properties themselves.

   Compared to traditional privately held real estate, which may be difficult to sell, REITs are traded on major stock exchanges making them highly liquid. REIT investors also gain the advantage of skilled management since REIT management teams tend to be experts within their specific type of property or geographic niches.

   As of the Inception Date, the securities in the trust are approximately equally dollar weighted.

                           PORTFOLIO DIVERSIFICATION
                           (AS OF THE INCEPTION DATE)

                                                    APPROXIMATE
                                                     PORTFOLIO
SECTOR                                              PERCENTAGE
------                                              ----------
                                                    ---------
Total                                                  100.00%
                                                    =========

2  Investment Summary

                                PRINCIPAL RISKS

   You can lose money by investing in the trust. In addition, the trust may not perform as well as you hope. These things can happen for various reasons, including:

   - SHARE PRICES CAN BE VOLATILE. The value of your investment may fall over time.

   -  RISING INTEREST RATES WILL GENERALLY REDUCE THE VALUE OF YOUR UNITS.

   - AN ISSUER MAY BE UNWILLING OR UNABLE TO MAKE PRINCIPAL PAYMENTS AND/OR TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

   - THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

   - THE TRUST WILL RECEIVE EARLY RETURNS OF PRINCIPAL IF SECURITIES ARE CALLED OR SOLD BEFORE THEY MATURE. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity.

   - WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. The trust will generally hold, and may continue to buy, the same securities even though the security's outlook or rating or its market value or yield may have changed.

   - The trust is considered to be concentrated in REITs. A concentration makes the trust subject to more risk. The risks associated with these securities are described in "Investment Risks."

                               WHO SHOULD INVEST

   You should consider this investment if:

   -  You are seeking to own several REITs in one convenient package;

   -  You want current income and diversification;

   -  The trust represents only a portion of your overall investment portfolio;
      and

   -  The trust is part of a longer term investment strategy.

   You should not consider this investment if:

   - You are unwilling to take the risks involved with owning REITs or real estate; or

   -  You are seeking an aggressive high-growth investment strategy.

                                                           Investment Summary  3

--------------------------------------------------------------------------------

                             ESSENTIAL INFORMATION
                           (AS OF THE INCEPTION DATE)

UNIT PRICE AT INCEPTION (PUBLIC OFFERING PRICE)  $10.00

INCEPTION DATE                                                            , 2003

TERMINATION DATE

DISTRIBUTION DATE                              25th day of each month commencing

RECORD DATES                                   15th day of each month commencing
CUSIP NUMBERS

CASH DISTRIBUTIONS (ALL ACCOUNTS)

REINVESTED DISTRIBUTIONS
Standard accounts
Fee accounts

TICKER
SUMMARY OF RATINGS

Standard & Poor's                          AAA
                                            AA
                                            A+
                                             A
                                            A-
                                          BBB+
                                           BBB
                                            NA
                                                -------
                                                 100.00%
                                                =======

Moody's                                    Aaa
                                           Aa3
                                           Aa2
                                           Aa1
                                            A3
                                            A2
                                            A1
                                          Baa2
                                          Baa1
                                                -------
                                                 100.00%
                                                =======

MINIMUM INVESTMENT
Standard accounts                                               $1,000/100 units

Retirement accounts and
Custodial accounts for minors                                      $250/25 units
--------------------------------------------------------------------------------

                               FEES AND EXPENSES

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                             PERCENTAGE             AMOUNT
                                             OF PUBLIC            PER $1,000
 INVESTOR FEES                             OFFERING PRICE        INVESTED(4)
 -------------                             --------------        -----------
 INITIAL SALES FEE PAID ON PURCHASE(1)            1.00%             $10.00
 DEFERRED SALES FEE(2)                            3.45               34.50
 CREATION AND DEVELOPMENT FEE(3)                  0.50                5.00
                                             ---------              ------
 MAXIMUM SALES FEES
 (including creation and development fee)         4.95%             $49.50
                                             =========              ======

ESTIMATED ORGANIZATION COSTS
(amount per 100 units paid by trust at
end of initial offering period or after
six months, at the discretion of the
sponsor)                                  $
                                          =============

4  Investment Summary

ANNUAL FUND
OPERATING                                           APPROXIMATE % OF             AMOUNT PER
EXPENSES                                        PUBLIC OFFERING PRICE(4)         100 UNITS
--------                                        ------------------------         ---------
Trustee's fee                                                    0.095%           $0.9500
Sponsor's supervisory
 fee                                                             0.030             0.3000
Evaluator's fee                                                  0.035             0.3500
Bookkeeping and administrative fee                               0.025             0.2500
Estimated other trust operating
 expenses(5)
                                                 ---------------------            -------
Total                                                                 %           $
                                                 =====================            =======

(1) The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE") (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred charges begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

(2) The deferred sales fee is fixed at $0.345 per unit and is deducted in monthly installments of $0.115 per unit on the last business day of each
     month from           through           . The percentage provided is based
     on a $10 unit as of the Inception Date and the percentage amount will vary over time.

(3) The C&D Fee compensates the sponsor for creating and developing your trust. The actual C&D Fee is $0.05 per unit and is paid to the sponsor at the close of the initial offering period, which is expected to be six months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the C&D Fee will be less than 0.50% of the Public Offering Price; if the unit price is less than $10.00 per unit, the C&D Fee will exceed 0.50% of the Public Offering Price.

(4) Based on 100 units with a $10 per unit Public Offering Price as of the Inception Date.

(5) Other operating expenses do not include brokerage costs and other transactional fees.

                                    EXAMPLE

   This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:

1 year                                              $
3 years
5 years
Life of trust

   These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any brokerage fees the trust pays or any transaction fees that broker-dealers may charge for processing redemption requests.

   See "Expenses of the Trust" in Part B of the prospectus for additional information.

                     ESTIMATED ANNUAL INCOME DISTRIBUTIONS

   The portfolio's estimated annual income distributions are $      per unit for
the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimates as of the business day prior to the Inception Date; actual payments may vary.

   See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                                           Investment Summary  5

UNDERSTANDING YOUR INVESTMENT
--------------------------------------------------------------------------------

                                HOW TO BUY UNITS

   You can buy units of the trust on any business day by contacting your financial professional. Public Offering Prices of units are available daily on the Internet at www.claymoresecurities.com. The Public Offering Price includes:

   -  the value of the securities,

   -  the initial sales fee, and

   -  cash and other net assets in the portfolio.

   We often refer to the purchase price of units as the "OFFER PRICE" or the "PUBLIC OFFERING PRICE." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

   VALUE OF THE SECURITIES. The sponsor serves as the evaluator of the trust (the "EVALUATOR"). We determine the value of the stocks as of the close of the New York Stock Exchange on each day that exchange is open (the "EVALUATION TIME").

   PRICING THE SECURITIES. We generally determine the value of securities using the last sale price for securities traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

   The trustee determined the initial prices of the securities shown in "Trust Portfolio" in this prospectus. The trustee determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

   ORGANIZATION COSTS. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, at the discretion of the sponsor.

   TRANSACTIONAL SALES FEE. You pay a fee when you buy units. We refer to this fee as the "TRANSACTIONAL SALES FEE." The transactional sales fee has both an initial and a deferred component and is 4.45% of the Public Offering Price based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies. The transactional sales fee does not include the C&D Fee which is described under "Expenses of the Trust" in Part B of the

6  Understanding Your Investment
prospectus and "Fees and Expenses" in Part A of the prospectus.

   INITIAL SALES FEE. Based on a $10 unit, the initial sales fee is initially 1.00% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge (4.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.395 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

   DEFERRED SALES FEE. To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.345 per unit).

   REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, if you are eligible to receive a discount such that your maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, we will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

   LARGE PURCHASES. You can reduce your maximum sales fee by increasing the size of your investment:

   INVESTORS WHO MAKE LARGE PURCHASES ARE ENTITLED TO THE FOLLOWING SALES CHARGE
REDUCTIONS:

                             Sales Charge
                              Reductions
                            (as a % of the
Purchase Amount(1)      Public Offering Price)
------------------      ----------------------
Less than $50,000                0.00%
$50,000 - $99,999                0.25
$100,000 - $249,999              0.50
$250,000 - $499,999              1.00
$500,000 - $999,999              2.00
$1,000,000 or more               3.00

(1) Sales charge reductions are computed both on a dollar basis and on the basis of the number of units purchased, at any point of purchase, using the equivalent of 5,000 units to $50,000, 10,000 units to $100,000 etc., and will be applied on that basis which is more favorable to you.

   You may AGGREGATE unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

   -  purchases by your spouse or minor children and

   -  purchases by your trust estate or fiduciary accounts.

   You may also use a LETTER OF INTENT to combine purchases over time to qualify for a purchase level. Under this option, you must give us a letter of intent to purchase a specified amount of units of any Claymore unit trust over a specified time period. The letter must specify a time period of no more than 13 months. Once you sign a letter of intent, we will reduce your fee

                                                Understanding Your Investment  7
based on your total purchase commitment as shown in the table above. If your purchases exceed the level specified in your letter, you will still receive the additional fee reduction for your purchases shown in the table above (we will not cap your discount). If your total purchases are less than the level specified in your letter, you must pay the fee difference to us. We reserve the right to redeem your units if you do not pay the difference.

   The discounts described above apply only during the initial offering period.

   ADVISORY AND FEE ACCOUNTS. We eliminate your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed (a "FEE ACCOUNT").

   This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP number to facilitate purchases under this discount, however, we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust. We reserve the right to limit or deny purchases of units not subject to the transactional sales charge by investors whose frequent trading activity we determine to detrimental to the trust. We, as sponsor, will receive and you will pay the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus for additional information.
   EXCHANGE OR ROLLOVER OPTION. If you are buying units of the trust in the primary market with redemption or termination proceeds from any other Claymore unit trust, you may purchase units at 99% of the maximum Public Offering Price. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (1) the termination proceeds from a non-Claymore unit trust with a similar investment strategy or (2) the redemption proceeds from a non-Claymore trust if such trust has a similar investment strategy and the corresponding Claymore trust provides a periodic update of that investment strategy. Such purchases entitled to this sales charge reduction may be classified as "ROLLOVER PURCHASES."

   Rollover Purchases are also subject to the C&D Fee. See "Expenses of the Trust" in Part B of the prospectus for additional information.

   EMPLOYEES. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates, or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market.

   DIVIDEND REINVESTMENT PLAN. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you

8  Understanding Your Investment
with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

   See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

   HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. The distribution fee for a given transaction is as follows:

                                                          Concession per Unit
      Purchase Amount/                                     (as a % of Public
      Form of Purchase:                                     Offering Price):
      -----------------                                     ----------------
      Less than $50,000                                              3.60%
      $50,000 - $99,999                                              3.35
      $100,000 - $249,999                                            3.10
      $250,000 - $499,999                                            2.60
      $500,000 - $999,999                                            1.60
      $1,000,000 or more                                             1.00
      Rollover Purchases                                             2.60
      Fee Account and Employee Purchases                                0

   We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm executes a transaction between 10,000 and 24,999 units, it earns 3.10% of the unit price.

   We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

   We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create
units. For example, we lost $   on the initial deposit of stocks into the trust.

   See "Purchase, Redemption and Pricing of Units" in Part B of the prospectus for additional information.

                             HOW TO SELL YOUR UNITS

   You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.claymoresecurities.com or through your financial professional. We often refer to the sale price of units as the "BID PRICE." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemption or sale requests.

   Until the end of the initial offering period or six months after the Inception Date, at the discretion of the sponsor, the price at which the trustee will redeem units and the price at which the sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

                                                Understanding Your Investment  9

   SELLING UNITS. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price which is based on their net asset value. We may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

   REDEEMING UNITS. You may also be able to redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed redemption request, see "Purchase, Redemption and Pricing of Units-Redemption" in Part B of the prospectus.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

   If you redeem your units, the trustee will generally send you a payment for your units no later than three business days after it receives all necessary documentation.

   You can generally request an in-kind distribution of the securities underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for securities traded and held in the United States. You may not request this option in the last 30 days of your trust's life. We may modify or discontinue this option at any time without notice.

   EXCHANGE OPTION. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust. We may discontinue this option at any time.

   For more complete information regarding selling or redeeming your units, see "Purchase, Redemption and Pricing of Units" in Part B of the prospectus.

                                 DISTRIBUTIONS

   MONTHLY DIVIDENDS. Your trust generally pays dividends from its net investment income along with any excess capital on each monthly distribution date to unitholders of record on the preceding record date. You can elect to:

   -  reinvest distributions in additional units of your trust at no fee, or

   -  receive distributions in cash.

10  Understanding Your Investment

   You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

   In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

   REINVEST IN YOUR TRUST. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee.

   REPORTS. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.
   See "Administration of the Trust" in Part B of the prospectus for additional information.

                                INVESTMENT RISKS

   ALL INVESTMENTS INVOLVE RISK. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

   MARKET RISK. Market risk is the risk that a particular security in the trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

   -  General securities markets movements;

   -  Changes in the financial condition of an issuer or an industry;

   -  Changes in perceptions about an issuer or an industry;

   -  Interest rates and inflation;

   -  Governmental policies and litigation; and

   -  Purchases and sales of securities by the trust.

   INTEREST RATE RISK. Interest rate risk is the risk that securities in the trust will decline in value because of a rise in interest rates. Generally, real estate products will decrease in value when interest rates rise.

                                               Understanding Your Investment  11

   CREDIT AND DIVIDEND PAYMENT RISK. Credit risk is the risk that an issuer of a security in the trust is unable or unwilling to make dividend and/or principal payments. Trust preferred securities are subject to unique risks which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made. Such interest payments are dependent on the financial condition of the issuer. Dividend payments for both preferred stocks and trust preferred securities may not be paid at all or may generally be deferred for up to 20 consecutive quarters.

   CALL RISK. Call risk is the risk that securities can be prepaid or "called" by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities in the trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the trust. The dates and prices upon which the securities are first subject to optional calls are provided in "Trust Portfolio." The securities may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the securities to be removed from the trust prior to maturity or stated call dates.

   SECURITY QUALITY RISK. Security quality risk is the risk that a reduction in a securities rating may decrease its value and the value of your investment in the trust. Securities ratings may be reduced at any time, including during the primary offering period of the trust.

   INFLATION RISK. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

   TAX AND LEGISLATION RISK. Tax legislation or positions taken by the Internal Revenue Service could affect the value of the trust by changing the tax characterizations of preferred stocks and trust preferred securities or the securities underlying the trust preferred securities. Congress has considered such proposals in the past and may do so in the future.

   CONCENTRATION RISK. When securities in a particular industry make up 25% or more of a trust, it is said to be "concentrated" in that industry which makes the trust subject to more market risk. The trust is concentrated in the securities of REITs.

   REIT INDUSTRY. Here is what you should know about a concentration in securities of REITs: REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuer of the REIT.

   See "Risk Factors" in Part B of the prospectus for additional information.

12  Understanding Your Investment

                              HOW THE TRUST WORKS

   YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase securities with the trustee along with an irrevocable letter of credit or other consideration to pay for the securities. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

   CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell securities:

   -  to pay expenses,

   -  to issue additional units or redeem units,

   -  in limited circumstances to protect the trust,

   - to make required distributions or avoid imposition of taxes on the trust, or

   -  as permitted by the trust agreement.

   Your trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, your trust may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If the trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

   We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys securities, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We may consider whether a firm sells units of our trusts when we select firms to handle these transactions.

   TERMINATION OF YOUR TRUST. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 20% of the value of the securities in the trust at the end of the initial offering period. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

   The trustee will notify you of any termination and sell any remaining securities. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final

                                               Understanding Your Investment  13
expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in kind distribution of the securities underlying your units at termination. Please refer to the section entitled "How to Sell Your Units - Redeeming Units" for information on in kind distributions.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                              GENERAL INFORMATION

   CLAYMORE. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance and have distributed bonds, mutual funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our offices at 210 North Hale Street, Wheaton, Illinois 60187 or by using the contacts listed on the back cover of this prospectus.

   Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

   See "Administration of the Trust" in Part B of the prospectus for additional information.
   THE TRUSTEE. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

   See "Administration of the Trust" in Part B of the prospectus for additional information.

                                    EXPENSES

   Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

   Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Claymore unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

   Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" of $0.05 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay

14  Understanding Your Investment
distribution expenses or as compensation for sales efforts.

   Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Claymore, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell stocks to pay any trust expenses.

   See "Expenses of the Trust" in Part B of the prospectus for additional information.

                                               Understanding Your Investment  15

                                TRUST PORTFOLIO

                                                                      Ratings(2)
                                                            ------------------------------
                                                                                Standard      Optional     Price
Number of   Company                                                               and        Redemption     per        Cost to
 Shares     Name(1)                    Industry                 Moody's          Poor's     Provisions(3)  Share   Portfolio(4)(5)
----------------------------------------------------------------------------------------------------------------------------------
  -----                                                                                                               --------
                                                                                                                      $
  -----                                                                                                               ========

Notes to Portfolio
(1)  All securities are represented entirely by contracts to purchase
     securities, which were entered into by the sponsor on          . All
     contracts for domestic securities are expected to be settled by the initial settlement date for the purchase of units.
(2) See "Description of Ratings" in Part B of the prospectus for a brief description of the rating symbols and their meanings.
(3) The securities are first redeemable on such date and at such price as listed above. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par or stated value. Optional redemption provisions generally will occur at times when the redeemed securities have an offering side evaluation which represents a premium over par or stated value. To the extent that the securities were acquired at a price higher than the redemption price, this will generally represent a loss of capital when compared with the Public Offering Price of the Units when acquired. Distributions will generally be reduced by the amount of the dividends which otherwise would have been paid with respect to redeemed securities, and any principal amount received on such redemption after satisfying any redemption requests for units received by the trust will generally be distributed to unitholders. Certain of the securities have provisions which would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events.
(4)  Valuation of securities by the trustee was made using the market value per
     share as of the Evaluation Time on       , 2003. Subsequent to inception,
     securities are generally valued, for securities quoted on a national or foreign securities exchange or Nasdaq National Market System, at the closing sales price.
(5)  There was a $   loss to the sponsor on the Inception Date.

16  Understanding Your Investment

                         REPORT OF INDEPENDENT AUDITORS

UNITHOLDERS
CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 156

We have audited the accompanying statement of financial condition, including the trust portfolio set forth on pages 17 and 18 of this prospectus, of Claymore
Securities Defined Portfolios, Series 156, as of       , 2003, the initial date
of deposit. This statement of financial condition is the responsibility of the Trust's sponsor. Our responsibility is to express an opinion on this financial statement based on our audit.

   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with The Bank of New York, Trustee, of cash deposited for the purchases of securities, as shown in the
statement of financial condition as of       , 2003. An audit also includes
assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

   In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Claymore
Securities Defined Portfolios, Series 156 as of       , 2003, in conformity with
accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP

Chicago, Illinois
      , 2003

                                               Understanding Your Investment  17

CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 156

STATEMENT OF FINANCIAL CONDITION
AS OF THE INCEPTION DATE,       , 2003

INVESTMENT IN SECURITIES
Sponsor's contracts to purchase underlying
 securities backed by cash deposited(1)(2)........  $
                                                    -------
                                                    $
                                                    =======
LIABILITIES AND INTEREST OF INVESTORS
Liabilities:
  Organization costs(3)...........................  $
  Deferred sales fee(4)...........................
                                                    -------
                                                    -------
Interest of investors:
  Cost to investors(5)............................
  Less: gross underwriting commission and
   organization costs(3)(4)(5)(6).................
                                                    -------
  Net interest of investors.......................
                                                    -------
    Total.........................................  $
                                                    =======
Number of units...................................
                                                    =======
Net Asset Value per Unit..........................  $
                                                    =======

-------------------------

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.

(2)  Cash has been deposited with The Bank of New York, trustee, covering the
     funds (aggregating $      ) necessary for the purchase of the securities in
     the trust represented by purchase contracts.

(3) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $8.00 per 100 units for the trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (at the discretion of the sponsor) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be deducted from the assets of the trust.

(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the C&D Fee. On the Inception Date, the total transactional sales fee is 4.45% of the Public Offering Price (equivalent to 4.657% of the net amount invested). The deferred sales fee is equal to $0.345 per unit.

(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.

(6) The trust is committed to pay a creation and development fee of $5.00 per $1,000 invested at the close of the initial public offering period.

18  Understanding Your Investment

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                 CLAYMORE REIT SECURITIES PORTFOLIO PROSPECTUS
                     PROSPECTUS PART B DATED        , 2003

THE PROSPECTUS FOR A CLAYMORE SECURITIES DEFINED PORTFOLIO (A "TRUST") IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO A PARTICULAR TRUST OR TRUSTS AND PROVIDES SPECIFIC INFORMATION REGARDING EACH TRUST'S PORTFOLIO, STRATEGIES, INVESTMENT OBJECTIVES, EXPENSES, FINANCIAL HIGHLIGHTS, INCOME AND CAPITAL DISTRIBUTIONS, HYPOTHETICAL PERFORMANCE INFORMATION, RISK FACTORS AND OPTIONAL FEATURES. PART B OF THE PROSPECTUS PROVIDES MORE GENERAL INFORMATION REGARDING THE CLAYMORE SECURITIES DEFINED PORTFOLIOS. YOU SHOULD READ BOTH PARTS OF THE PROSPECTUS AND RETAIN THEM FOR FUTURE REFERENCE. EXCEPT AS PROVIDED IN PART A OF THE PROSPECTUS, THE INFORMATION CONTAINED IN THIS PART B WILL APPLY TO EACH TRUST.

                                    CONTENTS

         General Information...............................   2
         Investment Policies...............................   2
         Risk Factors......................................   3
         Administration of the Trust.......................   5
         Expenses of the Trust.............................  10
         Portfolio Transactions and Brokerage Allocation...  11
         Purchase, Redemption and Pricing of Units.........  11
         Taxes.............................................  15
         Experts...........................................  18
         Performance Information...........................  18
         Description of Ratings............................  19

GENERAL INFORMATION

    Each trust is one of a series of separate unit investment trusts created under the name Claymore Securities Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

    When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each security in the trust established by the initial deposit of securities and, thereafter, the same percentage relationship that existed on such 90th day. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

    A trust consists of (a) the securities listed under "Trust Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT POLICIES

    The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

    The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor.

Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions.

    Except as stated in the trust agreement, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

    Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

    Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for limited purposes, including redeeming units tendered for redemption and the payment of expenses.

RISK FACTORS

    The primary risk factors are set forth in Part A of the prospectus. An additional discussion of certain risk factors is set forth below.

    REAL ESTATE INVESTMENT TRUSTS ("REITS") RISK. Certain securities in the trust may be REITs. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. The value of the REIT and the ability of the REIT to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owner to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws, and other factors beyond the control of the issuer of the REIT.

    MARKET DISCOUNTS OR PREMIUMS. Certain of the securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium of discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.

    LITIGATION AND LEGISLATION. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

    FIXED PORTFOLIO. Investors should be aware that the trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the trust except under extraordinary circumstances. Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed. A number of the securities in the trust may also be owned by other clients of the sponsor. However, because these clients may have differing investment objectives, the sponsor may sell certain securities from those accounts in instances where a sale by the trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the sponsor may instruct the trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the unitholders of the unit to do so. Although the portfolio is regularly reviewed and evaluated and the sponsor may instruct the trustee to sell securities under certain limited circumstances, securities will not be sold by the trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the trust. The prices of single shares of each of the securities in the trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

    LIQUIDITY. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, a trust is restricted under the Investment Company Act of 1940 from selling securities to the sponsor. The price at which the securities may be sold to meet redemptions and the value of a trust will be adversely affected if trading markets for the securities are limited or absent.

    ADDITIONAL DEPOSITS. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

    Some of the securities may have limited trading volume. The trustee, with directions from the sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those securities. This could, however, result in the trusts' failure to participate in any appreciation of those securities before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more securities, at what the sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the trust, the sponsor reserves the right to sell securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

ADMINISTRATION OF THE TRUST

    DISTRIBUTIONS TO UNITHOLDERS. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

    The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

    The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

    DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee.

    Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such additional units at the time of reinvestment.

    Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

    The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

    STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

    The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, generally setting forth for the trust:

 (A) As to the Income Account:

      (1) Income received;

      (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

      (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

 (B) As to the Capital Account:

      (1) The dates of disposition of any securities and the net proceeds received therefrom;

      (2) Deductions for payment of applicable taxes and fees and expenses of the trust held for distribution to unitholders of record as of a date prior to the determination; and

      (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

 (C) The following information:

      (1) A list of the securities as of the last business day of such calendar year;

      (2) The number of units outstanding on the last business day of such calendar year;

      (3) The redemption price based on the last evaluation made during such calendar year;

      (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

    RIGHTS OF UNITHOLDERS. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

    AMENDMENT AND TERMINATION. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or
(3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

    The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in Part A of the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 20% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

    Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

    The trustee will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

    Approximately thirty days prior to termination of certain trusts, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in-kind distribution (a "DISTRIBUTION IN

KIND"). A unitholder who owns the minimum number of units shown in Part A of the prospectus may request a Distribution In Kind from the trustee instead of cash. The trustee will make a Distribution In Kind through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's Distribution In Kind to facilitate the distribution of whole shares. The sponsor may terminate the Distribution In Kind option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests a Distribution In Kind.

    Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

    The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of certain trusts. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

    THE TRUSTEE. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

    The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

    Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

    THE SPONSOR. Claymore Securities, Inc. specializes in the creation, development and distribution of investment solutions for advisors and their valued clients. Claymore Securities, Inc. was created as Ranson &
Associates, Inc. in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the trustee. In November 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc. which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts. The sponsor's offices are located at 210 North Hale Street, Wheaton, Illinois 60187.

    If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

    THE SUPERVISOR AND THE EVALUATOR. Claymore Securities, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

    LIMITATIONS ON LIABILITY. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

    The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

    The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

EXPENSES OF THE TRUST

    The sponsor does not charge a trust an annual advisory fee. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust. The sponsor and/or its affiliates do, also, receive an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the "SPONSOR'S SUPERVISORY FEE"). In providing such supervisory services, the sponsor may purchase research from a variety of sources, which may include dealers of the trusts. If so provided in Part A of the prospectus, the sponsor may also receive an annual fee for providing bookkeeping and administrative services for a trust (the "BOOKKEEPING AND ADMINISTRATIVE FEE"). Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided in Part A of the prospectus, the evaluator may also receive an annual fee for performing evaluation services for the trusts (the "EVALUATOR'S FEE"). In addition, if so provided in Part A of the prospectus, a trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research. The trust will bear all operating expenses. Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the trust. The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the trust in purchasing and selling securities.

    The trustee receives for its services that fee set forth in Part A of the prospectus. The trustee's fee which is calculated monthly, is based on the largest number of units of a trust outstanding at any time during the period subsequent to the inception date. The Sponsor's Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator's Fee are calculated monthly and are based on the largest number of units outstanding at any time during the period for which such compensation is being computed. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds. In addition, the Sponsor's Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator's Fee and the Trustee's Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent" since the establishment of the trust. In addition, with respect to any fees payable to the sponsor or an affiliate of the sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Claymore is the sponsor in any calendar year exceed the actual cost to the sponsor or its affiliates of supplying such services, in the aggregate, in such year.

    The trust will also will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

    The following additional charges are or may be incurred by the trust:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from gross negligence, bad faith or willful misconduct on its part;
(f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. The sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust.

    The trust shall also bear the expenses associated with updating the trust's registration statement and maintaining registration or qualification of the units and/or a trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust's sponsor.

PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION

    When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units. In addition, in selecting among firms to handle a particular transaction, the sponsor may take into account whether the firm has sold or is selling products which it sponsors.

PURCHASE, REDEMPTION AND PRICING OF UNITS

    PUBLIC OFFERING PRICE. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee ("C&D FEE"). The maximum sales fee is set forth in Part A of the prospectus. The deferred sales fee and the C&D Fee will be collected as described in this prospectus. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust ("ORGANIZATION COSTS"). These organization costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, at the discretion of the sponsor. As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

    The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or The Nasdaq National Market or by taking into account the same factors referred to under "Computation of Redemption Price."

    PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

    The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

    Certain commercial banks may be making units of a trust available to their customers on an agency basis. Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This new legislation grants banks new authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries. A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

    The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

    SPONSOR PROFITS. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

    MARKET FOR UNITS. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

    REDEMPTION. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York. Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee.

    Redemption shall be made by the trustee no later than the third business day following the day on which a tender for redemption is received (the "REDEMPTION DATE") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

    Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income

Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

    Unitholders tendering units for redemption may request a Distribution In Kind from the trustee in lieu of cash redemption. A unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in-kind redemption option may be terminated by the sponsor at any time. The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

    The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made
(1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

    COMPUTATION OF REDEMPTION PRICE. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined generally on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust,
(b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The evaluator may determine the value of the securities in the trust in the following manner: if the securities are listed on a national securities exchange or foreign securities exchange, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not traded on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at Nasdaq's official close price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the evaluator deems appropriate:
(i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above. If the trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security shall be converted to U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the evaluator deems such prices inappropriate as a basis for valuation).

    RETIREMENT PLANS. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts to $250. Fees and charges with respect to such plans may vary.

    OWNERSHIP OF UNITS. Ownership of units will not be evidenced by certificates. All evidence of ownership of units will be recorded in book entry form either at Depository Trust Company("DTC") through an investor's brokers' account or through registration of the units on the books of the trustee. Units held through DTC will be registered in the nominee name of Cede & Co. Individual purchases of beneficial ownership interest in the trust will be made in book entry form through DTC or the trustee. Ownership and transfer of units will be evidenced and accomplished by book entries made by DTC and its participants if the units are evidenced at DTC, or otherwise will be evidenced and accomplished by book entries made by the trustee. DTC will record ownership and transfer of the units among DTC participants and forward all notices and credit all payments received in respect of the units held by the DTC participants. Beneficial owners of units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the unitholder. Unitholders must sign such written request exactly as their names appear on the records of the trust. The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the trustee.

    Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

TAXES

    This section summarizes some of the main U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

    ASSETS OF THE TRUST. The trust will hold one or more of the following:
(i) stock in domestic and foreign corporations (the "STOCKS") (ii) various debt obligations (the "DEBT OBLIGATIONS") and (iii) equity interests in real estate investment trusts (the "REIT SHARES"). All of the assets held by the trust constitute the "TRUST ASSETS." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity, the Debt Obligations constitute debt the interest on which is included in gross income, and the REIT Shares constitute qualifying shares in real estate investment trusts for federal income tax purposes.

    In the opinion of Chapman and Cutler, counsel for the trust, under existing law:

    TRUST STATUS. The trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of the Trust Assets and as such you will be considered to have received a pro rata share of income (e.g., interest, accruals of original issue discount, dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions automatically reinvested into additional units. In addition, the income from the trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay trust expenses (including the deferred sales charge, if any).

    YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If the trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, or in the case of accruals of original issue discount, market discount, premium and accrued interest, as discussed below).

    If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

    Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured
Section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long term gain from property held for more than five years eligible for the 18% (or 8%) tax rate, or that may be subject to the 25% tax rate, will be made based on regulations prescribed by the United States Treasury.

    DIVIDENDS FROM REIT SHARES. Some dividends on the REIT Shares may qualify as "capital gain dividends," taxable to you as long-term capital gains. If you hold a unit six months or less or if the trust holds a REIT Share for six months or less, any loss incurred by you related to the disposition of such REIT Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to be received) with respect to such REIT Share. Distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the REIT during the following January.

    DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received by the trust, because the dividends received deduction is not available for dividends from most foreign corporations or from REITs, or for dividends with respect to trust preferred securities that are treated as debt for federal income tax purposes.

    DISCOUNT, ACCRUED INTEREST AND PREMIUM ON DEBT OBLIGATIONS. Some Debt Obligations may have been sold with original issue discount. This generally means that the Debt Obligations were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. Your basis of each Debt Obligation which was issued with original issue discount must be increased as original issue discount accrues.

    Some of the Debt Obligations may give the issuers a right to defer payments on the Debt Obligations. Such Debt Obligations are subject to special treatment under the original issue discount rules. Among other things, this treatment may result in you being required to recognize income for federal income tax purposes in a particular year with respect to a Debt Obligation even though the actual cash payments on the Debt Obligation have been deferred to a later year.

    Some Debt Obligations may have been purchased by you or the trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Debt Obligation over the purchase price of the Debt Obligation. Market discount can arise based on the price the trust pays for a Debt Obligation or on the price you pay for your units. Market discount is taxed as ordinary income. You will recognize this income when the trust receives principal payments on the Debt Obligation, when the Debt Obligation is disposed of or redeemed, or when you sell or redeem your units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions.

    Alternatively, some Debt Obligations may have been purchased by you or the trust at a premium. Generally, if the tax basis of your pro rata portion of any Debt Obligation, generally including sales charges, exceeds the amount payable at maturity, such excess is considered premium. You may elect to amortize premium. If you make this election, you may reduce your interest income received on the Debt Obligation by the amount of the premium that is amortized and your tax basis will be reduced.

    If the price of your units includes accrued interest on a Debt Obligation, you must include the accrued interest in your tax basis in that Debt Obligation. When the trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Debt Obligation.

    This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Debt Obligations that were issued with original issue discount.

    ROLLOVERS. If you elect to have your proceeds from the trust rolled over into the next series of the trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of the trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

    IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may request an In-Kind distribution of Trust Assets when you redeem your units or at the trust's termination. By electing to receive a distribution of securities, you will receive whole Trust Assets plus, possibly, cash.

    You will not recognize gain or loss if you only receive Trust Assets in exchange for your pro rata portion of the Trust Assets held by the trust. However, if you also receive cash in exchange for a Trust Asset or a fractional share of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Assets or fractional share.

    LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of the trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by the trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

    FOREIGN, STATE AND LOCAL TAXES. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you will not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from the trust or on gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes.

    Some distributions by the trust may be subject to foreign withholding taxes. Any income withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid by the trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

    In the opinion of Emmet, Marvin & Martin, LLP, Special Counsel to the trust for New York tax matters, under the existing income tax laws of the State of New York, the trust is not an association taxable as a corporation and the income of the trust will be treated as the income of the unitholders thereof.

EXPERTS

    LEGAL MATTERS. Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the trust and has passed upon the legality of the units.

    INDEPENDENT AUDITORS. The statement of financial condition, including the Trust Portfolio, appearing herein, has been audited by Grant Thornton LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and is included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

PERFORMANCE INFORMATION

    Information contained in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

DESCRIPTION OF RATINGS

STANDARD & POOR'S ISSUE CREDIT RATINGS

    A Standard & Poor's issue credit rating is a current opinion of the credit-worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

LONG-TERM ISSUE CREDIT RATINGS

    Issue credit ratings are based, in varying degrees, on the following considerations:

  - Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

  - Nature of and provisions of the obligation;

  - Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

    The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Obligations rated "BB", "B", "CCC", "CC", and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC   An obligation rated "CC" is currently highly vulnerable to nonpayment.

CA A subordinated debt or preferred stock obligation rated "C" is CURRENTLY HIGHLY VULNERABLE to nonpayment. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A "C" also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

    Plus (+) or minus (-) The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

r This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

N.R. This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

MOODY'S PREFERRED STOCK RATINGS

Aaa Bonds and preferred stock which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa Bonds and preferred stock which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A Bonds and preferred stock which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa Bonds and preferred stock which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack out standing investment characteristics and in fact have speculative characteristics as well.

Ba Bonds and preferred stock which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B Bonds and preferred stock which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa Bonds and preferred stock which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca Bonds and preferred stock which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C Bonds and preferred stock which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

    Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

                     CLAYMORE SECURITIES DEFINED PORTFOLIOS
                    CLAYMORE PREFERRED SECURITIES PORTFOLIO
                               PROSPECTUS-PART B
                                        , 2003

WHERE TO LEARN MORE

You can contact us for free information about this and other investments.

VISIT US ON THE INTERNET
http://www.claymoresecurities.com

BY E MAIL
invest@claymoresecurities.com

CALL CLAYMORE
(800) 345-7999
Pricing Line (888) 248-4954

CALL THE BANK OF NEW YORK
(800) 701-8178 (investors)
(800) 647-3383 (brokers)

ADDITIONAL INFORMATION

    This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain a copy of this information (a duplication fee may be required):

       E MAIL:                publicinfo@sec.gov

       WRITE:                 Public Reference Section
                              Washington, D.C. 20549-0102

       VISIT:                 http://www.sec.gov (EDGAR Database)

       CALL:                  1-202-942-8090 (only for information on the operation of the
                              Public Reference System)

    When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

CONTENTS
                                       Investment Summary
---------------------------------------------------------
A CONCISE      2    Overview
DESCRIPTION    2    Investment Objective
OF ESSENTIAL   2    Principal Investment Strategy
INFORMATION    2    Security Selection
ABOUT THE      2    Portfolio Diversification
PORTFOLIO      3    Principal Risks
               3    Who Should Invest
               4    Essential Information
               4    Fees and Expenses
               5    Example
               5    Estimated Annual Income Distributions

                            Understanding Your Investment
---------------------------------------------------------
DETAILED       6    How to Buy Units
INFORMATION    9    How to Sell Your Units
TO HELP YOU   10    Distributions
UNDERSTAND    11    Investment Risks
YOUR          13    How the Trust Works
INVESTMENT    14    General Information
              14    Expenses
              16    Trust Portfolio
              17    Report of Independent Auditors
              18    Statement of Financial Condition

FOR TABLE OF CONTENTS OF PART B, SEE PART B OF THE PROSPECTUS

Where to Learn More
---------------------------------------------------------
YOU CAN CONTACT US FOR     VISIT US ON THE INTERNET
FREE INFORMATION ABOUT     http://www.claymoresecurities.com
THIS AND OTHER INVEST-     BY E-MAIL
MENTS.                     invest@claymoresecurities.com
                           Call Claymore  (800) 345-7999
                           Pricing Line (888) 248-4954
                           CALL THE BANK OF NEW YORK
                           (800) 701-8178 (investors)
                           (800) 647-3383 (brokers)

Additional Information
---------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

     E-MAIL:   publicinfo@sec.gov
     WRITE:    Public Reference Section, Washington, D.C. 20549-0102
               (to obtain trust information at prescribed rates)
     VISIT:    http://www.sec.gov (EDGAR Database)
     CALL:     1-202-942-8090 (only for information on
               the operation of the Public Reference Section)

REFER TO:
     CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 156
     Securities Act file number:  333-10____
     Investment Company Act file number:  811-03763

When units of the trust are no longer available, we may use this prospectus as a preliminary prospectus for a future trust. In this case you should note that:

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE WITH RESPECT TO FUTURE TRUSTS AND MAY BE CHANGED. NO ONE MAY SELL UNITS OF A FUTURE TRUST UNTIL A REGISTRATION STATEMENT IS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL UNITS AND IS NOT SOLICITING AN OFFER TO BUY UNITS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

[GRAPHIC]

CLAYMORE SECURITIES
DEFINED PORTFOLIOS,
SERIES 156

PROSPECTUS
DATED   , 2003

REIT
PORTFOLIO,
SERIES 1

[LOGO]

CONTENTS OF REGISTRATION STATEMENT

        A. Bonding Arrangements of Depositor:

        The Depositor has obtained the following Securities Dealer Blanket Bond for its officers, directors and employees:

              INSURER/POLICY NO.                        AMOUNT
  National Union Fire Insurance Company of
         Pittsburgh, Pennsylvania
                 959-9000                              $ 250,000

        This Registration Statement comprises the following papers and documents.

               The Facing Sheet
               The Prospectus
               The Signatures
               Consents of Counsel

        The following exhibits:

1.1     Reference Trust Agreement (to be supplied by amendment).

1.1.1   Standard Terms and Conditions of Trust (Reference is made to Exhibit
        1.1.1 to Amendment No. 1 to the Registration Statement on Form S-6 for Claymore Securities Defined Portfolios, Series 116 (File No. 333-72828 filed on December 18, 2001).

2.1 Form of Code of Ethics (Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 92 (File No. 333-31782 filed on March 4, 2000).

3.1 Opinion of counsel as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be supplied by amendment).

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion of counsel as to New York income tax status of securities being registered (to be supplied by amendment).

3.4 Opinion of counsel as to the Trustee and the Trust(s) (to be supplied by amendment).

4.1     Consent of Independent Auditors (to be supplied by amendment).

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 156 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wheaton, and State of Illinois, on the 22nd day of July, 2003.

                                        CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                                          SERIES 156, Registrant

                                        By: CLAYMORE SECURITIES, INC., Depositor


                                            By: /s/ Nicholas Dalmaso
                                               ---------------------------------
                                                      Nicholas Dalmaso


        Pursuant to the requirements of the Securities Act of 1933, the amendment to the Registration Statement has been signed below on June 25, 2003 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.

     SIGNATURE*                  TITLE**                          DATE
                                                             )    By: /s/ Nicholas Dalmaso
                                                                      --------------------
                                                             )            Attorney-in-Fact
                                                             )
DAVID HOOTEN*                    Chairman of the Board of    )          July 22, 2003
                                 Directors                   )
                                                             )

/s/  CHARLES MILLINGTON          Chief Financial Officer                July 22, 2003
-----------------------
    CHARLES MILLINGTON

/s/  NICHOLAS DALMASO            Executive Vice President,              July 22, 2003
---------------------            Secretary, Treasurer and
     NICHOLAS DALMASO            Director

----------
*       An executed copy of each of the related powers of attorney were filed as
        Exhibit 6.0 to Registration Statement No. 333-98345 on August 22, 2002.

** The titles of the persons named herein represent their capacity in and relationship to Claymore Securities, Inc., the Depositor.

                         CONSENT OF INDEPENDENT AUDITORS

        The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in this Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

                          CONSENT OF CHAPMAN AND CUTLER

        The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinions to be filed as Exhibits 3.1 and 3.2 to the Registration Statement.

                      CONSENT OF EMMET, MARVIN & MARTIN LLP

        The consent of Emmet, Marvin & Martin LLP to the use of its name in the Prospectus included in the Registration Statement will be filed by amendment.

                                   MEMORANDUM

        Re:             Claymore Securities Defined Portfolios

        The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the new fund will be filed by amendment.


                                    1940 ACT

                              FORMS N-8A AND N-8B-2

        Form N-8A and Form N-8B-2 were filed in respect of Claymore Securities Defined Portfolios, Series 116 (and subsequent series) (File No. 811-03763).


                                    1933 ACT

                                  THE INDENTURE

        The form of the proposed Standard Terms and Conditions of Trust is expected to be in all respects consistent with the form of the Standard Terms and Conditions of Trust dated December 18, 2001 relative to Claymore Securities Defined Portfolios, Series 116.


                                                    CHAPMAN AND CUTLER LLP

Chicago, Illinois
July 21, 2003